SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q25 Earnings Page 1 November 10, 2025 • Earnings per share of R$3.16, compared to R$8.94 in the previous year, impacted by the bifurcation of the financial asset and construction in 3Q24. Adjusted EPS was R$1.88 in 3Q25 versus R$1.72 in 3Q24 • Investments of R$4.0 billion focused on universalization targets (R$10.4 billion in 9M25) • 148,000 new active connections vs. 3Q24 SÃO PAULO, SP – Sabesp (SBSP3) reported adjusted earnings of R$1.88 per share for the quarter, compared to R$1.72 per share in the same period last year. “We closed the third quarter with another solid performance, marked by a 15% increase in adjusted EBITDA year-over-year. This reflects our continued focus on operational discipline and the structural improvements implemented throughout the year. We invested R$4.0 billion in the quarter, the highest amount ever recorded in a single period, reinforcing our commitment to universalization and delivering high-quality infrastructure to millions of Brazilians,” said Daniel Szlak, CFO of Sabesp. “Sabesp continued to deliver robust results that reflect tangible progress toward universalization. In the first nine months of 2025, we invested R$10.4 billion, and our U-Factor targets are well on track. By October, we had already delivered potable water to over 616,264 new units, surpassing the annual target. Additionally, we connected 733,846 new sewage units and provided sewage treatment for nearly 948,965 units, reaching 92% of the annual goal. These milestones highlight our ability to execute with agility and purpose. As the leading water and sewage company in Latin America, we remain committed to expanding access to essential services with lasting social impact, while advancing our recently announced and ambitious CO₂ reduction targets, amid sewage treatment increase driven by universalization,” said Carlos Piani, CEO of Sabesp. Consolidated Results For the quarter ended September 30, 2025, Sabesp reported adjusted earnings per share of R$1.88 compared to R$1.72 in the same period last year. The positive performance versus the previous year was driven by volume growth resulting from the incorporation of new units and progress in universalization, partially offset by a change in the customer mix, with growth in economies served by subsidized rates. The quarter kept momentum in operational efficiency improvements, with highlights including reductions in general and administrative expenses, power consumption optimization through migration to the free market, workforce rationalization, lower transfers to municipal funds, and legal settlements. Additionally, the result also reflected the effect of recording court-ordered debt payments (precatórios) that were approved and partially received from the São Paulo City . Financial Asset Bifurcation In 3Q24, with the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the Company recorded the financial asset bifurcation for assets related to the concession, previously classified solely as intangible assets. The financial asset refers to reversible investments not fully amortized by the end of the agreement (October 2060), which will be compensated according to the URAE-1 contract. The recording of this financial asset generated the following impacts: in 3Q24 R$ 8,820 million in gross revenue, R$ 5,283 million in net income and R$ 7.22 in EPS also considering non-recurring impacts of the quarter, and, in 3Q25 R$ 154 million in gross revenue, R$ 92 million in net income and R$ 1.28 in EPS also considering non-recurring impacts of the quarter. For further information, refer to Note 15 of the Quarterly Information for September 2024. Court-Ordered Debt Payments (Precatórios) The court-ordered debt payments were approved on October 2024 and April 2025, for a total amount of R$1.950 billion. In July 2025, uncertainties and discussions surrounding this process were resolved, and the Company recognized the effects of these debt payments. Of the total R$1.950 billion, the Company has already received R$1.118 billion related to these agreements. 3Q25 Earnings Page 2 Sabesp also invested R$4.0 billion in 3Q25, a 10% increase compared to 2Q25 and a 175% increase compared to the same period last year, focusing on infrastructure improvements and expansion projects directly aimed at meeting universalization targets. Earnings Conference Call The earnings call will be held on November 11, 2025, at 10:00 AM (Brasília time). The access link is available on the Company’s Investor Relations website. The presentation to be used has also been made available on the same site. The audio recording of the earnings call will remain available on Sabesp’s IR website. REPORTED INCOME STATEMENT (CONSOLIDATED) R$ million 3Q25 3Q24 Var. (R$) % 9M25 9M24 Var. (R$) % Revenue from Operations 6,108 6,072 37 0.6 18,415 17,666 749 4.2 FAUSP (332) (157) (176) 111.9 (736) (157) (579) 369.3 Financial Asset 154 8,820 (8,666) (98.3) 847 8,820 (7,973) (90.4) Sales Tax (430) (1,269) 839 (66.2) (1,306) (2,164) 859 (39.7) (=) Net Sanitation Revenue 5,501 13,466 (7,965) (59.2) 17,219 24,165 (6,945) (28.7) Construction revenues 3,924 1,531 2,393 156.2 9,596 4,142 5,454 131.7 (=) Net Revenue 9,425 14,997 (5,572) (37.2) 26,816 28,307 (1,491) (5.3) Construction costs (3,924) (1,497) (2,427) 162.1 (9,596) (4,049) (5,547) 137.0 Operating Costs and expenses (2,385) (2,888) 503 (17.4) (6,859) (8,234) 1,376 (16.7) Other operating income/(expense), net (54) (170) 115 (68.0) (7) (156) 149 (95.6) Minority Interest 7 9 (1) (15.3) 32 26 6 24.9 (=) EBITDA 3,069 10,452 (7,383) (70.6) 10,386 15,893 (5,507) (34.7) (%) Margin 33% 70% - (37.1) 39% 56% - (17.4) Depreciation and Amortization (535) (593) 58 (9.7) (1,662) (2,156) 494 (22.9) (=) EBIT 2,534 9,858 (7,324) (74.3) 8,724 13,737 (5,013) (36.5) Net Financial result 707 (525) 1,232 (234.7) (4) (1,325) 1,320 (99.7) (=) EBT 3,241 9,333 (6,092) (65.3) 8,720 12,412 (3,693) (29.7) Income tax (1,082) (3,222) 2,139 (66.4) (2,943) (4,268) 1,325 (31.0) (=) Net income 2,159 6,111 (3,953) (64.7) 5,777 8,145 (2,368) (29.1) (%) Margin 23% 41% - (17.8) 22% 29% - (7.2) EPS (R$)* 3.16 8.94 - - 8.45 11.92 - - 3Q25 Earnings Page 3 ADJUSTED INCOME STATEMENT R$ million 3Q25 Adjustments 3Q25 Adjusted 3Q24 Adjusted Var. (R$) % Financial Asset Construction Non-Recurring Revenue from Operations 6,108 - - - 6,108 6,072 37 0.6 FAUSP (332) - - 108 (225) (157) (68) 43.3 Financial Asset 154 (154) - - - - - - Sales Tax (430) 14 - - (415) (453) 38 (8.3) (=) Net Sanitation Revenue 5,501 (140) - 108 5,468 5,462 6 0.1 Construction revenues 3,924 - (3,924) - - - - - (=) Net Revenue 9,425 (140) (3,924) 108 5,468 5,462 6 0.1 Construction costs (3,924) - 3,924 - - - - - Operating Costs and expenses (2,385) - - 123 (2,262) (2,686) 424 (15.8) Other operating income/(expense), net (54) - - 46 (8) 9 (17) (189.4) Minority Interest 7 - - - 7 9 (2) (20.0) (=) EBITDA 3,069 (140) (0) 277 3,206 2,794 411 14.7 (%) Margin 33% - - - 59% 51% - 7.5 Depreciation and Amortization (535) - - - (535) (543) 8 (1.4) (=) EBIT 2,534 (140) (0) 277 2,671 2,251 420 18.7 Net Financial result 707 - - (1,461) (754) (401) (354) 88.3 (=) EBT 3,241 (140) (0) (1,184) 1,916 1,850 66 3.6 Income tax (1,082) 48 0 403 (632) (678) 46 (6.7) (=) Net income 2,159 (92) (0) (782) 1,284 1,173 111 9.5 (%) Margin 23% - - - 23% 21% - 2.0 EPS (R$)* 3.16 0 0 0 1.88 1.72 0 0 * Balance adjusted for construction revenue and costs The non-recurring effects on 3Q25 EBITDA were: (i) R$ (108) million related to water/sewage rate reduction (FAUSP), due to the reassessment of the rate, with retroactive effect from Jul/24 to Jun/25, as disclosed in the Notice to the Market published on September 30, 2025; (ii) R$ (478) million in provisions for personnel termination expenses, related to the Sabesp Gente Program; (iii) R$ 430 million reversal of expected credit loss provisions (PECLD) due to the recognition of court-ordered payments (precatórios) with the São Paulo City Hall (PMSP); (iv) R$ (74) million in general materials due to logistics restructuring; and (v) R$ (46) million in other income and expenses, composed of R$ 14 million related to reimbursement of expenses for retirees from the São Paulo State Government (G0) and R$ (61) million from asset write-offs. For comparison purposes, the non-recurring impacts reported on 3Q24 EBITDA were: (i) R$ (185) million in general expenses, related to the reassessment of legal proceedings; (ii) R$ (179) million in other income and expenses, composed of R$ (144) million from write-offs of assets under construction and R$ (35) million related to privatization. In addition to the non-recurring impact on 3Q25 EBITDA, there was a non-recurring gain of R$ 1,461 million in financial results, related to the monetary adjustment of court-ordered payments (precatórios). In the same period of the previous year, there was an impact of R$ (50) million in depreciation and amortization due to asset impairment and R$ (124) million in financial results, related to the reassessment of legal proceedings. 3Q25 Earnings Page 4 ADJUSTED NET REVENUE Net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 5,468 million in 3Q25, an increase of +0.1% vs. 3Q24. The main factors impacting revenue during the period were: • +0,3% in net price; • +2,5% in billed volume: increase driven by improved measurement through meter replacements and new connections; • (1,4)% in mix: growth of customer segments with access to subsidized rates; • (1,2)% FAUSP: impact from higher Gross Revenue (+0.6%) and rate review in 3Q25. CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 3Q25 3Q24% 3Q25 3Q24 % Residential 932 908 2.6 4.04 4.31 (6.2) Commercial 98 98 (0.4) 15.12 14.56 3.9 Industrial 18 19 (2.2) 19.50 17.65 10.5 Total Retail 1,048 1,025 2.3 5.35 5.53 (3.4) Wholesale 13 13 (0.5) 2.91 2.76 5.5 Others¹ 25 32 (19.9) 21.08 18.29 15.3 Total 1,087 1,070 1.6 5.68 5.88 (3.3) Billed Volume (millions of m³) Average Rate (R$/m³) Category 9M25 9M24% 9M25 9M24 % Residential 2,802 2,758 1.6 4.09 4.22 (3.1) Commercial 296 288 2.6 14.71 14.18 3.7 Industrial 55 55 (0.6) 18.94 16.79 12.8 Total Retail 3,153 3,102 1.6 5.34 5.37 (0.5) Wholesale 40 45 (12.5) 2.81 2.47 13.8 Others¹ 92 89 2.6 17.06 17.82 (4.2) Total 3,284 3,237 1.5 5.64 5.67 (0.6) (1) Others composed of Public, Own Building and Mauá (BRK) Number of connections in thousands¹ 3Q25 3Q24 Var. % Water¹ 9,509 9,450 59 0.6 Sewage¹ 8,245 8,156 89 1.1 (1) Active and registered connections, average by end of period Unaudited by external auditors 3Q25 Earnings Page 5 OPEX OPEX decreased by 15% year-over-year, reaching R$ 2,270 million in 3Q25. The main factors behind this result were: (i) R$ 284 million in general and administrative expenses, mainly composed of R$ 160 million related to advance transfers to municipal funds (FMSAI) and R$ 50 million from reversals of legal provisions following environmental agreements; (ii) R$ 100 million in electricity expenses due to a higher share of free market vs. regulated market in total consumption; (iii) R$ 63 million in expected credit loss provisions (PECLD) driven by improvements in collection performance; (iv) R$ 48 million in personnel expenses resulting from workforce reduction. On the other hand, there was an increase in service expenses due to higher investments in IT and consulting. Year-to-date, the reduction was 14% vs. 9M24, with total costs and expenses amounting to R$ 6,732 million. R$ million 3Q25 adjusted 3Q24 adjusted Var. (R$) % 9M25 adjusted 9M24 adjusted Var. (R$) % Personnel (685) (733) 48 (6.6) (2,011) (2,190) 179 (8.2) General supplies (86) (93) 6 (6.9) (195) (268) 73 (27.3) Treatment supplies (120) (121) 1 (0.8) (364) (386) 22 (5.7) Services (712) (629) (83) 13.1 (2,018) (1,975) (43) 2.2 Electricity (302) (402) 100 (24.8) (1,144) (1,184) 40 (3.4) General expenses (262) (546) 284 (52.1) (540) (1,402) 862 (61.5) Tax expenses (18) (22) 3 (15.9) (64) (61) (3) 4.1 Allowance for doubtful accounts (77) (140) 63 (44.9) (419) (403) (16) 4.1 Other revenues and expenses (8) 9 (17) (184.4) 23 23 (1) (2.7) Costs and Expenses (2,270) (2,677) 406 (15) (6,732) (7,845) 1,114 (14) Depreciation and Amortization (535) (543) 8 (1.4) (1,662) (2,106) 444 (21.1) Costs, Expenses, Depreciation and Amortization (2,805) (3,219) 414 (13) (8,394) (9,951) 1,558 (16) PERSONNEL Sabesp closed 3Q25 with 9,306 employees, a 12% reduction compared to the same period of the previous year. Number of employees 3Q25 3Q24 Var. (Qty.) % Employees at the end of each period 9,306 10,557 (1,251) (11.8) Employees - simple average 9,279 10,586 (1,307) (12.3) INVESTMENTS In 3Q25, investments totaled R$ 3,978 million, representing a 175% increase compared to 3Q24 and a sequential acceleration of 10%. Year-to-date, CAPEX reached R$ 10,430 million, a 151% increase versus the same period of the previous year, in line with the Company’s annual investment target. $ million 3Q25 3Q24 Var. (R$) % 9M25 9M24 Var. (R$) % Water 1,155 708 447 63.2 2,815 1,926 889 46.2 Sewage 2,823 736 2,087 283.5 7,616 2,235 5,380 240.7 Total 3,978 1,444 2,534 175.5 10,430 4,161 6,269 150.7 3Q25 Earnings Page 6 BALANCE SHEET (CONSOLIDATED) ASSETS 3Q25 3Q24 Current assets Cash and cash equivalents 4,969,019 2,393,304 Financial investments 6,680,854 1,275,704 Trade receivables 4,483,470 3,645,752 Accounts receivable from related parties 284,583 272,659 Inventories 28,829 98,121 Restricted cash 55,481 29,596 Taxes recoverable 425,766 183,761 Derivative financial instruments - 171,250 Other assets 112,849 99,636 Total Current assets 17,040,851 8,169,783 Noncurrent assets Financial investments - 753,137 Trade receivables 256,057 336,577 Accounts receivable from related parties 882,029 914,056 Escrow deposits 130,781 135,118 Water and Basic Sanitation National Agency – ANA 2,157 1,957 Other assets 34,564 137,023 Investments 233,239 224,245 Investment properties 14,444 46,642 Contract asset 11,411,909 6,831,603 Financial asset from concession 19,348,193 16,244,999 Intangible assets 45,964,246 41,823,835 Property, plant, and equipment 668,987 515,973 Total noncurrent assets 78,946,606 67,965,165 Total Assets 95,987,457 76,134,948 LIABILITIES AND EQUITY 3Q25 3Q24 Current liabilities Trade payables and contractors 1,525,996 268,917 Borrowings and financing 5,782,620 2,637,216 Labor and social obligations 1,120,534 641,154 Taxes and contributions payable 735,422 271,113 Deferred PIS/Cofins 74,117 - Dividends and interest on capital payable 1,532 744 Provisions 1,331,565 1,513,228 Services payable 2,254,731 812,990 Public-Private Partnership - PPP 465,028 444,264 Derivative financial instruments 822,293 - 3Q25 Earnings Page 7 Performance Agreements 222,642 35 Other liabilities 198,134 583,910 Total Current liabilities 14,534,614 7,173,571 Noncurrent Liabilities Borrowings and financing 29,143,824 21,220,016 Deferred income tax and social contribution 2,737,586 2,656,048 Deferred PIS/Cofins 1,117,146 998,436 Provisions 479,472 827,895 Pension plan obligations 1,949,210 2,106,294 Public-Private Partnership - PPP 2,857,070 2,797,417 Performance Agreements 100,608 - Other liabilities 357,652 446,299 Total Noncurrent Liabilities 38,742,568 31,052,405 Total Liabilities 53,277,182 38,225,976 Equity Capital stock 18,400,000 15,000,000 Capital reserves 5,927 - Earnings reserves 18,247,715 14,617,966 Other Comprehensive Income 280,014 146,362 Retained Earnings/Accumulated Losses 5,776,619 8,144,644 Total Equity 42,710,275 37,908,972 Total Equity and Liabilities 95,987,457 76,134,948 3Q25 Earnings Page 8 CASH FLOW STATEMENT (CONSOLIDATED) R$ ‘000 3Q25 3Q24 Cash flows from operating activities 3,094,605 2,151,841 Profit before income tax and social contribution 3,240,861 9,333,666 Adjustments for reconciliation of net income: Depreciation and amortization 535,080 592,888 Residual value of property, plant, and equipment, intangible assets, contract asset and investment properties written-off 62,964 3,132 Allowance for doubtful accounts (352,449) (664,319) Provisions and inflation adjustments on provisions (41,668) 443,868 Interest calculated on borrowings and financing payable 736,915 421,901 Inflation Adjustment and Exchange gains (losses) on Borrowings and Financing (449,952) 113,419 Adjustment to market value of financing (fair value hedge) (94,084) 0 Interest and inflation adjustments, net (2,062,977) (10,802) Derivative Financial Instruments 1,018,038 (41,537) Financial Charges from Customers (172,807) (134,604) Construction Margin on Intangible Assets arising from Concession Agreements - (34,431) Provision for Consent Decree (TAC) and Incentivized Dismissal Program (PDI) 462,130 (15,285) Equity accounting (7,451) (8,794) Interest and inflation adjustment - PPP 73,450 110,326 Municipal Government of São Paulo Transfers 170,282 (7,442) Pension Plan Obligations 68,084 48,857 Deferred PIS and Cofins on financial assets (indemnity) 14,261 815,836 Update of financial asset (indemnities) (154,164) (8,819,847) Other Adjustments 48,092 5,009 Changes in assets Trade receivables 1,544,836 799,853 Accounts receivable from related parties 16,142 (9,909) Inventories (28,562) 17,968 Recoverable taxes 449,509 122,661 Escrow deposits (71,558) 17,972 Other assets 27,431 37,099 Changes in liabilities Trade payables and contractors 306,551 (8,644) Services payable 177,180 (30,177) Labor and social obligations (38,407) 61,601 Taxes and contributions payable (722,515) (242,818) Deferred PIS/Cofins (20,186) 6,247 Provisions (147,685) (30,551) Pension plan obligations (63,694) (61,774) 3Q25 Earnings Page 9 Other liabilities 12,700 (239,678) Cash generated from operations 4,536,347 2,591,691 Interest paid (963,207) (689,367) Income tax and social contribution paid (399,867) (332,213) Net cash generated from operating activities 3,173,273 1,570,111 3Q25 3Q24 Cash flow from investing activities Acquisition of contract assets, intangible assets and property, plant and equipment (3,783,370) (4,210,714) Restricted Cash (4,234) 21,042 Financial investments - Investment (10,041,790) (2,351,283) Financial Investments - Redemption 7,335,590 3,412,794 Financial Investments – Noncurrent 7,439 (753,137) Investment 14,359 (23,804) Net cash used in investing activities (6,472,006) (3,905,102) Cash flow from financing activities Borrowings and financing Funding 4,711,941 2,550,639 Amortization (796,735) (468,624) Payment of dividends and interest on capital - (77) Public-Private Partnership - PPP (85,025) (94,910) Program Contract Commitments - (32,316) Derivative financial instruments (123,445) (35,849) Net cash generated from (used in) financing activities 3,706,736 1,918,863 Increase / (decrease) in cash and cash equivalents in the period 408,003 (416,128) Represented by: Cash and cash equivalents at the beginning of the period 4,561,016 2,809,432 Cash and cash equivalents at the end of the period 4,969,019 2,393,304 Increase / (decrease) in cash and cash equivalents in the period 408,003 (416,128)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 11, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.